Owen J. Pinkerton
202-216-4812
May 22, 2017	opinkerton@mmmlaw.com
www.mmmlaw.com

VIA

Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Capital Corp.
Amendment No. 2 to Registration Statement on Form 10
Filed May 19, 2017
File Nos. 000-55767 and 814-01237

Dear Mr. Ellington:

On behalf of Flat Rock Capital Corp. (the “Company”), please find transmitted herewith for filing the Company’s response to the comments provided orally to counsel by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2017.

1.              Please disclose in the Notes to the Financial Statements how offering costs are accounted for (even though Flat Rock Global has agreed to pay all offering costs incurred in the private offering).

Response: The Company has included disclosure in the notes to the financial statement indicating that offering expenses will be amortized over the first 12 months of the Company’s continuous private offering. However, as the Adviser has agreed to bear all offering costs incurred in connection with the private offering, no offering costs will be incurred or recorded by the Company throughout such offering.

2.              It appears that Flat Rock Global has agreed to pay the Company’s offering expenses but not its organization expenses.  If true, please revise the financial statement and the notes to the financial statement to reflect organization expenses incurred as of May 15, 2017.

Response:  The Company has revised its disclosure in the Form 10 registration statement and the notes to the financial statement to clarify that Flat Rock Global will pay all organization and offering expenses of the Company incurred in connection with the private offering of shares.  Such amounts will not be subject to reimbursement by the Company.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

	By:	/s/ Owen J. Pinkerton
	Name:	Owen J. Pinkerton

cc:	Richard A. Petrocelli